SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW


                                                              April 4, 2006

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Perry Hindin; Adelaja Heyliger

              Re:   Wellstar International, Inc.
                    Registration Statement on Form SB-2
                    Filed February 1, 2006
                    File No. 333-130295

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of February 21, 2006 relating to the Registration Statement on Form SB-2 (the "filing") of Wellstar International, Inc. ("Wellstar" or the "Company"). On behalf of the Company, we respond as follows:

Front Cover Page of Registration Statement and Prospectus Cover Page
--------------------------------------------------------------------

     1. In your response letter, please explain why the number of shares underlying the convertible notes increased from 95,238,095 in your initial registration statement to 139,534,883 in your amended registration statement.

     Response:
     --------

     The number of shares underlying the convertible notes increased due to a decrease in the Company's stock price and a corresponding decrease in the assumed conversion price.

Prospectus Summary, page 5
---------------------------

     2. We note your response to prior comment 5 and reissue the comment with respect to the company's need to increase its authorized and unissued share amount before attempting to register all of the common shares issuable pursuant to the purchase agreement. Please expand your disclosure on the company's steps to increase its authorized capital and its proposed timing for completing this process.

     Response:
     ---------

     On March 7, 2006, the Company filed a Certificate of Amendment with the Nevada Secretary of State which increased the Company's authorized capital to 500,000,000 shares of common stock.

     3. We note your response to prior comment 6. Please explain how you calculated the number of shares that will be outstanding after the offering.

     Response:
     ---------

     The number of shares to be outstanding after the offering has been revised to include the following shares:

     o    81,375,000 shares of common stock outstanding as of January 20, 2006;
     o 139,534,883 shares of common stock underlying secured convertible notes in the principal amount of $3,000,000;
     o 11,000,000 shares of common stock issuable upon the exercise of common stock purchase warrants.

     4. We note your response to prior comments 7 and 8 and your additional corresponding disclosure on pages 7 and 14. Please tell us why the receipt of the second tranche, which was to be received within two days from the filing of the registration statement, was delayed until January 20, 2006.

     Response:
     ---------

     We have been advised by the Company as follows. The Company's management requested a delay in the issuance of the second tranche as it was reviewing debt opportunities to replace equity financing. Once the Company requested disbursement of the second trance, there was an additional delay due to the unavailability of the lender's signing officer. The second tranche was received by the Company in mid January, 2006.

     5. We note your response to prior comment 9. Please confirm that the "final" version of the Securities Purchase Agreement was executed prior to the filing of the registration statement.

     Response:
     ---------

     The Company hereby confirms that the final version of the Securities Purchase Agreement was executed prior to the filing of the registration statement.

Use of Proceeds, page 14

     6. Please update this section to reflect that the second tranche of $1 million has received by you pursuant to the October 2005 securities purchase agreement. Also, reconcile your disclosure that you will use the proceeds from the sale of the convertible notes for, among other things, the payment of indebtedness, with section 4(d) of the securities purchase agreement.

     Response:
     --------

     The filing has been revised to clarify that the Company will not be using the proceeds from the sale of the convertible notes for the payment of indebtedness, in accordance with section 4(d) of the securities purchase agreement.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, Page 16 Critical Accounting Policies and Estimates, page 18
--------------------------------------------------------------------------------

     7. Please revise your discussion of revenue recognition to include a discussion of the significant factors that causes management to believe this is a critical accounting policy and estimate. Discuss the significant estimates and uncertainties involved with your revenue recognition.

     Response:
     ---------

     The Company's management maintains that revenue recognition is a critical accounting policy and estimate because it has a material impact on the reported financial condition and operating performance and on the comparability of such reported information over different reporting periods. The Company recognizes revenues utilizing the accrual method of accounting. More specifically, the Company enters into licensing agreements for its advanced thermal imaging technology primarily with hospitals, pain clinics, etc. Under the licensing agreements, the Company supplies the camera equipment, related software and training for each facility. Once the facility is operational, the license agreements provide for a fixed fee for each image that is taken. Accordingly, the revenue is recognized at the time that the image is taken, which represents the Company's right to receive the fixed fee. There are no significant estimates or uncertainties associated with the Company's revenue recognition because there is no material subjectivity and judgment necessary to account for highly uncertain matters.


Liquidity and Capital Resources, page 19
----------------------------------------

     8. You state that you expect to be cash flow positive by the end of the second quarter of 2006. Please revise the filing to clarify if you are referring to your second fiscal quarter that ended January 31, 2006 or the second calendar quarter of 2006. In addition, please revise to define how you measure "cash flow positive." As appropriate, reconcile this measure to the most directly comparable measure calculated in accordance with GAAP.

     Response:
     ---------


     We have been advised by the Company that it expects to be cash flow positive by the end of the second fiscal quarter ended January 31, 2006. The filing has been revised accordingly. In addition, the Company measures cash flow positive as a net increase in cash and cash equivalents as referenced in the Company's Statement of Cash Flows prepared in accordance with GAAP.

     9. You state that you expect the acquisition of Micro Health Systems to enable you to achieve your revenue objectives. Revise the filing to expand your discussion of the expected impact of the acquisition. Tell the reader if Micro Health Systems has existing contracts in place and, if so, quantify the expected impact of these existing contracts on future sales and cash flows.

     Response:
     ---------

The filing has been revised accordingly.
----------------------------------------

     10. In this regard, please also revise your disclosures to clarify what impact, if any, you expect the supplier contract between Micro Health Systems and Mikron Instrument Co., the supplier of your thermal imaging cameras, to impact your operations and cash flows. Please also revise to disclose the amount of any purchase or other commitments with Mikron Instrument Co.

     Response:
     ---------

     The filing has been revised accordingly.

Description of Business, page 20
Introduction, page 20
--------------------------------

     11. We note your reference to a web site address in the revised disclosure on pages 20 and 21. If you choose to retain this reference, please refer to footnote 41 of Release No 33-7856 (April 28, 2000) regarding your responsibility for the information to be found at this addresses and file the hyperlinked information as an exhibit to the registration statement.

     Response:
     ---------

     The reference to the NIH website has been deleted from the filing.

The Imaging Industry, page 22
-----------------------------

     12.  We  reissue   prior  comment  36.  We  have  not  received  the  cited
     information.

     Response:
     ---------

     The cited statistics have been deleted from the filing.

Selling Stockholders, page 32
-----------------------------

     13. Please provide only one table contain selling stockholder information.

     Response:
     ---------

     A second table with a format and headings distinct from the first table was included because Sichenzia Ross Friedman Ference does not own shares underlying convertible securities.

     14. Please correct the number of the total share amount in the first Selling Shareholder Table.

     Response:
     ---------

     Please see the response to Comment 13, above.

     15. You indicate in the table on page 34 that Sichenzia Ross owns 225,000 shares of your common stock and you confirmed in your response to our prior comment 48 that such shares represent all of the shares of your common stock beneficially owned by Sichenzia Ross. Reconcile this with footnote 1 to the table as well as the disclosure on page 41 that indicates that you issued 775,000 shares of your common stock to Sichenzia Ross in consideration for legal services.

     Response:
     ---------

     The filing has been revised to clarify that Sichenzia Ross was issued 775,000 shares of the Company's common stock, of which only 225,000 shares are being registered in this registration statement.

Note 2. Summary of Significant Accounting Policies, page F-7
Equipment, page F-9
------------------------------------------------------------

     16. Please revise your accounting policy regarding equipment to describe the equipment. Please also revise to disclose the amount of equipment stored at customer locations.

     Response:
     ---------

     Note 2 has been revised accordingly.

     17. In this regard, please revise your disclosure to clarify, if true, that you retain title to the equipment while it is at the customer location.

     Response:
     ---------

     Note 2 has been revised to indicate that the Company retains title to the equipment while it is at the customer location.

Note 3.Convertible Notes, page F-10
-----------------------------------

     18. We note your responses to prior comments 58 and 59. We have the following additional comments:

     Please clarify for us whether you believe the $3 million convertible notes can be considered conventional convertible as defined in paragraph 4 of EITF 00-19. If so, please provide us with your an analysis supporting your conclusion. In this regard, we note your disclosure on page 7 that "there is in fact no limit on the number of shares into which the notes may be converted."

     Based on your response, it appears that you have concluded that each of the conversion feature and the warrants would be classified as stockholder's equity and therefore would meet the scope exception outlined in paragraph 11(a) of SPAS 133. However, your response does not address your basis for this conclusion. Please provide us with a detailed analysis of paragraphs 12-32 of EITF 00-19 to support your conclusion that the embedded derivatives are not required to be bifurcated and accounted for separately. Please note that your analysis should be separate for each of the embedded derivatives contained in the agreement.

     Response:
     ---------

     We have been advised by the Company and its accountants as follows. Discussion and views of the relevant issues in EITF-0019 are varied, with several different views expressed by the task force members. A relevant issue is Issue 1d, wherein the maximum number of shares that could be required to be delivered is not capped. If there is no limit on the number of shares that could be delivered under the contract, the number of shares that could potentially be issued upon settlement of the contract is essentially indeterminate. This was View B of the task force members. View A proponents acknowledge that such a precipitous decline in the Company's stock price may be unlikely and if it does occur, it is likely that it would lead to bankruptcy filing. The preceding discussion is relevant to the point of no limit on the number of shares which, based upon the above, is only a reality in a declining, not a rising, stock price. There also may be a limit based upon authorized shares.


     There is also discussion that the  classification of a derivative  contract
should  be  reassessed   at  each  balance  sheet  date  and,  if   appropriate,
reclassified either from equity to asset on liability, or vice versa.

     The Company's initial balance sheet classification generally is based on the concept that contracts that require cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. Therefore, the Company maintains that each conversion feature and the warrants would be classified as Stockholder's Equity and, therefore, would meet the scope exception outlined in paragraph 11(a) of SFAS 133.

     19. We note your response to prior comment 61. Your response does not fully address our comment as it does not include information on the volatility factor, dividend yield or risk-free interest rate figures used in your Black-Scholes analysis. Please tell us all of the assumptions used in the Black-Scholes calculation.

     Response:
     ---------

     The assumptions used in the Black Scholes calculation were as follows: o Strike Price - $.12 per share;

          o    Exercise Price - $.50 per share;
          o    Term - 3 years;
          o    Government Bond Risk Free Interest Rate - 3.75%;
          o The volatility factor as per the formula calculation was 34.5%. The volatility included Market Value from June 22, 2005 through October 31, 2005.

     20. We note that the convertible note agreement contains events of default including, but not limited to, an event of default relating to the failure to timely file registration or effect registration Based on these terms, it appears that you are currently in default of your convertible notes agreement. Please revise the filing to disclose, if true, that you are in default of the convertible note agreement and the consequences associated with any default events. If you have obtained a waiver with respect to any events of default, you should also disclose the nature of the waiver and the term of the waiver.

     Response:
     ---------

     A risk factor has been added to the filing indicating that the Company is in default pursuant to the convertible notes agreement and describing the consequences of default.

Note 4. Note Payable, page F-11
-------------------------------

     21. We note your response to prior comment 62. We have the following additional comments:

     o Please clarify for us whether you believe the $400,000 convertible term note payable can be considered conventional convertible as defined in paragraph 4 of EITF 00-19. If so, please provide us with your analysis supporting your conclusion. In this regard, we note that the conversion rate is calculated based on a 40% discount to market price and therefore there is no limit on the number of shares into which the note may be converted.

     o Based on your response, it appears that you have concluded that each of the conversion feature and the warrants would be classified as stockholder's 11(a) of SFAS 133. However, your response does not address your basis for this conclusion. Please provide us with a detailed analysis of paragraphs 12-32 of EITF 00-19 to support your conclusion that the embedded derivatives are not required to be bifurcated and accounted for separately. Please note that your analysis should be separate for each of the embedded derivatives contained in the agreement.

     Response:
     ---------

     Please refer to the Company's response to Comment 18, above.

     22. We note your response to prior comment 63. Your response does not fully address our comment as it does not include information on the volatility factor, dividend yield or risk-free interest rate figures used in your Black-Scholes analysis. Please tell us all of the assumptions used in the Black-Scholes calculation.

     Response:
     ---------

     The assumptions used to value the warrants to purchase 1 million shares of stock used in the Black Scholes calculation were as follows:

     o    Strike Price - $.12 per share;
     o    Exercise Price - $.50 per share;
     o    Term - 2 years;
     o    Government Bond Risk Free Interest Rate - 3.75%;
     o The volatility factor as per the formula calculation was 34.5%. The volatility included Market Value from June 22, 2005 through October 31, 2005.

Note 5. Subsequent Events, page F-l2
-------------------------------------

     23. We note your disclosure on page 18 that you acquired the assets of Micro Health Systems in December 2005. However, your disclosure here indicates that the acquisition has not yet been completed. Please revise your disclosures here or on page 18 to clarify the status of the acquisition.

     Response:
     ---------

     The Company's acquisition of the assets of Micro Health Systems was completed in December 2005. The filing has been revised accordingly.

     24. If the acquisition of Micro Health Systems has been completed as disclosed on page 18, please tell us if this purchase was accounted for as a purchase of a business or a purchase of assets in accordance with EITF 98-3 and SFAS 141.

     Response:
     ---------

     The acquisition of Micro Health Systems was an acquisition of assets in accordance with EITF 98-3. The Company only acquired the exclusive rights to purchase the thermal imaging camera and the software to operate the camera.

     25. If you have determined that the transaction is an acquisition of a business in accordance with SFAS 141, please revise to provide audited annual financial statements and unaudited interim financial statements of Micro Health Systems for the periods required by Item 310(c) of Regulation S-B. Please also revise to provide unaudited pro forma financial information for the transaction as required by Item 3l0(b)2(2)(iv) of Regulation S-B.

     Response:
     ---------

     As indicated in the Company's response to Comment No. 24, the Company has determined that the transaction was an acquisition of assets.

     26. It appears that the transaction with Micro Health Systems is a significant subsequent event for which your auditor should have updated its review report. Please have your auditor provide us with details supporting their decision not to update the review report for this event.

     Response:
     ---------

     The review report has been updated accordingly.

Annual Financial Statements
----------------------------

Report of Independent Registered Public Accounting Firm, page 1
---------------------------------------------------------------

     27. Please have your auditor revise the date of the audit report to comply with AU Section 530.04 and 530.05. In this regard, your auditor should `dual date' the audit report as discussed in AU Section 530.05, with appropriate reference to the footnote to which the subsequent date applies. Alternatively, your auditor may date the report as of the latter date. Please note this comment also applies to the review report included on page F4 of the interim financial statements and to the consent filed as Exhibit
     23.1 to the Registration Statement.

     Response:
     ---------

     The reports have been dual dated and reference has been made to the relevant notes in accordance with AU Section 530.04 and 530.05.

General
-------

     28. We note your disclosures in Note 1 and Note 5 relating to the transaction with TMI. We also note your disclosure in Note 1 that neither Wellstar International nor TMI had any operations prior to the transaction on July 12, 2005. Please tell us whether you determined that the TMI transaction was an acquisition of a business under SFAS 141 or an acquisition of assets as described in EITF 98-3. Provide us with your analysis of the applicable authoritative literature to support your conclusion.

     Response:
     ---------

     The TMI transaction was an acquisition of assets pursuant to EITF 98-3. The TMI transaction was not an acquisition of a business because TMI did not have the input elements of a business, as described in EITF 98-3, such as (a) long-lived assets, including intangible assets, or the rights to the use of long-lived assets, (b) intellectual property, (c) the ability to obtain access to necessary materials or rights and (d) employees.

     29. If you concluded that the TMI transaction was an acquisition of a business under SFAS 141, please provide us with your analysis of paragraph 17 of SFAS 141 to support your determination of the accounting acquirer. Your analysis should include relevant discussion of each of the criteria of that paragraph. In this regard, we note that the former shareholders of TMI acquired a controlling interest in Wellstar International. Further, we note that the ongoing operations are those of TMI.

     Response:
     ---------


     As indicated in the Company's response to Comment No. 28, the Company has concluded that the TMI transaction was an acquisition of assets as described in EITF 98-3.

     30. We note your response to prior comment 64. We note that you have an accumulated deficit of $(l00,063) at July 31, 2005 and that the deficit was the result of "development company costs prior to the acquisition of TMI" As a result, it does not appear that your statement in your response that "the company had no operations" is appropriate. We continue to request that you revise the filing to provide a complete set of audited financial statements in accordance with Item 310(a) of Regulation S-B.

     Response:

     The filing has been revised to provide a complete set of audited financial statements for the year ended July 31, 2005.

     31. In addition, we also continue to request that you provide all disclosures required by paragraph 13 of SFAS 7. Since you do not present comparative information, in the year in which you cease to be a development stage enterprise, you should provide disclosure of the cumulative amounts and other additional disclosures required by paragraphs 11-12 of SFAS 7. Please revise to comply.

     Response:

     The annual financial statements have been revised accordingly.

     32. We note your response to prior comment 65. Your response does not appear to address our original comment. Please revise to include a discussion of any related party transactions as required by paragraphs 2-4 of SFAS 57. In this regard, please note that SFAS 57 does not apply solely to off balance-sheet financing arrangements or special purpose entities. Please refer to the definition of related parties in paragraph 24(f) of SFAS 57.

     Response:

     We have been advised by the Company there are no transactions with any related parties as defined in paragraph 24(f) of FAS 57 other than compensation arrangements and other similar items in the ordinary course of business which are exempt from FAS 57 disclosure that have not been disclosed.

Note 2. Summary of Significant Accounting Policies, page 3
Revenue Recognition, page 4
-----------------------------------------------------------

     33. We refer you to prior comment 54. It is not clear from your response if you have concluded that you have or do not have more than one unit of accounting. Please provide us with an analysis of paragraph 9 of EITF 00-2l as it pertains to your license revenue. If you conclude that you do not have separate units of accounting, please remove the disclosure that your revenue recognition policy is in compliance with the provisions of EITF 00-21. Please note this comment also applies to your unaudited interim financial statements.

     Response:
     ---------

     With reference to paragraph 9 of EITF 00-21, we have been advised by the Company that the delivered items should be considered separate units of accounting because they are delivered to the customer on a standalone basis.

Stock Based Compensation, page 5
--------------------------------

     34. We note your response to prior comment 66. We note that you have added disclosure in the notes to your financial statements to indicate how you will account for stock-based compensation in the future pursuant to SFAS 123(R). However, there is no disclosure of how you are currently accounting for your stock-based compensation. Tell us and revise the notes to your annual and interim financial statements to disclose your accounting policy for historical stock-based compensation, as previously requested. The disclosure inserted in Note 2 with respect to SFAS 123(R) should be included in a recent accounting pronouncements section of the footnotes.

     Response:

     The Company will value stock based compensation for employees in accordance with SFAS 123(R). The policy, as stated in Note 2, under Stock Based Compensation, is the method which would have been used, except there have been no stock options or grants to employees to date.

Note 3. Shareholders' Equity, page 5
------------------------------------

     35. We note your disclosure here that on October 27, 2004, "the officers of the Company were issued 15 million shares for service performed." We also note your response to prior comment 44, which states that "the 15,000,000 shares of common stock were issued to individuals who are not officers for services rendered in connection with a proposed acquisition." Please revise the filing to reconcile these contradictory statements.

     Response:
     --------

     As indicated in the Company's response to prior Comment No. 44, we have been advised by the Company that the 15,000,000 shares of common stock were issued to individuals who were not officers for services rendered in connection with a proposed acquisition that did not materialize. The filing has been revised accordingly.

     36. Further to the above, we note that you recorded these shares at par value of $.00l per share. It appears that you have recorded the $15,000 to goodwill. Please respond to the following:

     o If the shares were issued to non-employees for services rendered in connection with a proposed acquisition as indicated in your response to prior comment 44, please tell us whether the acquisition was consummated. If not, tell us why you did not expense the value of the shares issued. Support your conclusion with reference to applicable authoritative accounting literature.

     o Please tell us how you determined the value of the shares issued. If the shares were issued to non-employees as stated in your response to prior comment 44, please tell us how your accounting complies with paragraph 8 of SFAS 123, which states that the fair value of goods or services received from suppliers other than employees frequently is reliably measurable and therefore indicates the fair value of the equity instruments issued. If the shares were issued to employees as stated in Note 3, please tell us how your accounting complies with paragraphs 11-15 of SFAS 123.

     Response:
     ---------

     o We have been advised by the Company as follows. The proposed acquisition for which the shares were issued was not consummated. The expense related to the shares has been expensed and the financial statements have been adjusted accordingly.

     o We have been advised by the Company as follows. The shares were valued at the par value of $.001 per share, which was considered by the Company's prior management to be the fair value of the services rendered. The shares were issued to non-employees. The Company's accounting complies with paragraph 8 of SFAS 123 because the fair value of the services received was reliably measured based on an arm's length negotiation between the Company's prior management and the recipients of the shares which valued the shares at par value.

Note 4. Note Payable, page 6
----------------------------

     37. We note your response to prior comment 69. We do not see where you have addressed our original comment. Please tell us and revise this note to disclose how you have accounted for the November issuance of 500,000 shares to the holder of your $150,000 note, as previously requested.

     Response:
     ---------

     We have been advised by the Company that the holder of the $150,000 note, Andrew Thompson, was one of the original investors in TMI and received 50,000 shares in TMI upon its formation in June 2005. As such, Mr. Thompson was entitled to receive 500,000 shares of Wellstar International pursuant to the share exchange agreement between TMI and Wellstar. The 500,000 shares issued pursuant to the note represents the shares that Mr. Thompson was entitled to pursuant to the share exchange agreement.

     38. In this regard, the disclosure in the last sentence of the second paragraph of this footnote does not appear appropriate for inclusion in the audited financial statements. Please note the financial statements are those of the company, and thus should not include phrases such as "we have been advised by the Company." Please revise. Please note this comment also applies to Note 4 of the unaudited interim financial statements.

     Response:
     ---------

     The financial statements have been revised in order to remove the phrase "we have been advised by the Company".

Note 5. Acquisition, page 7
---------------------------

     39. We note your response to prior comment 67. Your disclosure on page 5 states that you acquired Trillennium's intangible property contracts and agreements. This disclosure contradicts your response to our comment that there is no evidence of any contracts or agreements. Please advise or revise as necessary.

     Response:
     ---------

     The filing has been revised to clarify that at the time of the share exchange agreement, TMI was a newly formed development stage company. At the time of the share exchange agreement, TMI had not entered into any agreements and had no contractual rights.

     40. We note that you issued 50,000,000 shares to the shareholders of TMI in connection with the transaction. Please revise the disclosures in Note 5 to disclose how you valued the shares issued and support your valuation conclusion with reference to applicable authoritative literature. In this regard, we note that your shares trade on the pink sheets and you present historical stock prices on page 15 of the filing. In accordance with paragraph 8 of SFAS 123, the fair value of the equity instruments issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received.

     Response:

     Note 5 has been revised accordingly.


Part II
--------
Item 26. Recent Sales of Unregistered Securities, page 41
---------------------------------------------------------

     41. Describe the various acquisitions referenced in this section and the type and amount of consideration you received. See Item 701(c) of Regulation S-B.

     Response:

     The filing has been revised accordingly.

Exhibits
--------

     42. Please provide us on a supplemental basis all of the schedules to the October 31, 2005 securities purchase agreement, including Schedule 4(d). Also provide us a copy of the irrevocable transfer agent instructions referenced in section 7(c) of the securities purchase agreement.

     Response:
     ---------

     The requested documents are being sent under separate cover.

     43. You indicate in your response to prior comment 9 that you have filed as an exhibit the final definitive version of the purchase agreement; however, the signature pages contain blanks under the "Aggregate Subscription Amounts." Please file as an exhibit the final version of the purchase agreement that shows this information.

     Response:
     ---------

     A  final   version  of  the  purchase   agreement   showing  the  aggregate
subscription amounts has been filed as an exhibit to the amended registration statement.


     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.



                                                   Very Truly Yours,

                                                   /s/ Darrin Ocasio
                                                   ------------------
                                                   Darrin Ocasio



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